                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             PANAMSAT CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  697933-10-9
--------------------------------------------------------------------------------
                                (CUSIP Number)


                           Scott B. Tollefsen, Esq.
             Senior Vice President, General Counsel and Secretary
                          Hughes Communications, Inc.
                                1500 Hughes Way
                         Long Beach, California  90810
                                (310) 525-5150
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 30, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_].

                       (Continued on the following page)



                              Page 1 of 12 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 697933-10-9                                    PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      GENERAL MOTORS CORPORATION
      TAX I.D. NO. 38-0572515
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          120,812,175 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          120,812,175 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      120,812,175 SHARES

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 697933-10-9                                    PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      HUGHES COMMUNICATIONS, INC.
      TAX I.D. NO. 95-3884435
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          120,812,175 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          120,812,175 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      120,812,175 SHARES

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of PanAmSat Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Pickwick Plaza, Greenwich, Connecticut 06830.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a) This statement is being filed jointly by General Motors Corporation, a Delaware corporation ("GM"), and Hughes Communications, Inc., a California corporation and an indirect, wholly owned subsidiary of GM ("HCI," and together with GM, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

          (b) The address of GM's principal office is 100 Renaissance Center, Detroit, MI 48265-1000. The address of HCI's principal office is 1500 Hughes Way, Long Beach, California 90810. The names, business addresses and principal businesses of each of the directors and executive officers of each of GM and HCI are set forth on Schedule I hereto and incorporated by reference herein.

          (c) The principal business of GM is manufacturing cars and trucks; subsidiaries of GM also engage in significant nonautomotive operations. The principal business of HCI is the development of satellite-based communications businesses.

          (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) To the best knowledge of the Reporting Persons, each of the executive officers and directors of the Reporting Persons is a United States citizen other than Percy Barnevik, a director of GM, who is a citizen of Sweden; and Eckhard Pfeiffer, a director of GM, who is a citizen of Germany.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          See Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On April 30, 1998, HCI purchased 11,239,594 shares of Common Stock, representing approximately 7.5% of the total shares of Common Stock (based on 149,150,834 shares outstanding on April 21, 1998), from Satellite Company, LLC, a Nevada limited liability company ("S Company") and a wholly-owned indirect subsidiary of Grupo Televisa, S.A., a corporation (Sociedad Anonima) organized under the laws of Mexico ("Televisa"), in exchange for aggregate cash consideration of $674,375,640.00 (the "Televisa Purchase Price").
                                       -----------------------

          On May 1, 1998, HCI purchased an aggregate of 2,949,774 shares of Common Stock, representing approximately 2% of the total shares of Common Stock outstanding from the following individuals and entities in the amounts indicated, in exchange for aggregate cash consideration of $176,986,440 (such individuals and entities are collectively referred to as the "Other PAS Stockholders"):

              STOCKHOLDER              NO. OF SHARES       PURCHASE PRICE
Mary Anselmo                              137,822           $  8,269,320
Article VII Trust Created Under
   Rene Anselmo Revocable Trust         2,110,708            126,642,480
Chloe Landman Trust                         6,891                413,460
Frederick A. Landman Trust                154,738              9,284,280
Fred Landman                              407,445             24,446,700
Pier Landman                               39,376              2,362,560
Rayce Anselmo Trust                        55,129              3,307,740
Rissa Landman Trust                         6,891                413,460
Lourdes Saralegui                          30,774              1,846,440

Mr. Landman and Ms. Saralegui are President/Chief Executive Officer and Executive Vice President of the Company, respectively.

          The funds required to pay the cash consideration to S Company and the Other PAS Stockholders were contributed to HCI by its parent, Hughes Electronics Corporation, a Delaware corporation ("HEC"), from HEC's cash on hand. Certain of the shares of Common Stock purchased by HCI from S Company were released from a collateral trust account created in May 1997, and $150,000,000 of the Purchase Price was deposited into such account as substitute collateral.

          As a result of its purchase of shares from S Company and the Other PAS Stockholders, HCI and its subsidiaries will own approximately 81.0% of the outstanding shares of Common Stock. HCI acquired such shares in order to increase its ownership of the Company to more than 80%, which will allow GM to include PanAmSat's results of operations in GM's consolidated tax return. HCI and its affiliates remain subject to certain contractual provisions which prohibit HCI and its affiliates, for a period of five years from May 16, 1997, from acquiring more than eighty-one percent (81%) of the outstanding equity securities of the Company unless certain conditions are satisfied (the "Standstill Restriction"). The Reporting Persons have no present intention of acquiring more than eighty-one percent (81%) of the outstanding equity securities of the Company.

          Except as described herein, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, subject to the Standstill Restriction, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          (a) HCI and its subsidiaries are the direct record owners of 120,812,175 shares of the Common Stock, which constitute approximately 81.0% of the 149,150,834 outstanding shares of the Common Stock as of April 21, 1998. As of April 30, 1998, certain executive officers and directors of Reporting Persons owned an aggregate of approximately 6,400 shares of Common Stock. The Reporting Persons disclaim any beneficial interest in such shares.

          (b) GM, acting through its wholly owned subsidiaries HEC, Hughes Telecommunications and Space Company, a Delaware corporation, and HCI, indirectly has sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of the Common Stock beneficially owned by GM. As a result, GM may be deemed to beneficially own the shares of the Common Stock directly owned by HCI and its subsidiaries.

          (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of any of the Reporting Persons or any executive officer or director of any of the Reporting Persons during the past 60 days.

          (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------------------------

          See Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

     Exhibit 1.     Joint Filing Agreement, dated as of May 1, 1998.

     Exhibit 2. Stock Purchase Agreement, dated as of April 30, 1998, by and among Hughes Communications, Inc., Grupo Televisa, S.A. and Satellite Company, LLC.

     Exhibit 3. First Amendment to Amended and Restated Collateral Trust Agreement, dated as of April 30, 1998, by and among PanAmSat Corporation, Hughes Communications, Inc. Satellite Company, LLC, Grupo Televisa, S.A. and IBJ Schroder Bank & Trust Company.

     Exhibit 4. Stock Purchase Agreement, dated as of May 1, 1998, by and among Hughes Communications, Inc. and the stockholders of PamAmSat Corporation signatory thereto.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 1, 1998                         GENERAL MOTORS CORPORATION


                                            By: /s/ Martin I. Darvick
                                               ---------------------------------
                                               Name:  Martin I. Darvick
                                               Title:  Assistant Secretary




Dated:  May 1, 1998                         HUGHES COMMUNICATIONS, INC.



                                            By: /s/ Patrick T. Doyle
                                               ---------------------------------
                                               Name:  Patrick T. Doyle
                                               Title:  Senior Vice President

                                  SCHEDULE I
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                          GENERAL MOTORS CORPORATION


          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below.

                                                                          PRINCIPAL OCCUPATION, IF
                                                                          OTHER THAN AS EXECUTIVE
NAME AND BUSINESS                 POSITION WITH GENERAL                   OFFICER OF GENERAL MOTORS
ADDRESS                           MOTORS CORPORATION                      CORPORATION
-----------------                 ---------------------                   -------------------------
John F. Smith, Jr.                Chairman of the Board, Chief
General Motors Corporation        Executive Officer, President and
100 Renaissance Center            Director
Detroit, MI  48243

Harry J. Pearce                   Vice Chairman and Director
General Motors Corporation
100 Renaissance Center
Detroit, MI  48243

Anne L. Armstrong                 Director                                Chairman of the Board of Trustees
P.O. Box 1358                                                             Center for Strategic and International
Kingsville, Texas 78364                                                   Studies



Percy Barnevik                    Director                                Chairman
ABB Asea Brown Boveri Ltd.                                                ABB Asea Brown Boveri, Ltd.
Affolternstrasse 44
Box 8131
CH-8050 Zurich
Switzerland


John H. Bryan                     Director                                Chairman and Chief Executive Officer
Sara Lee Corporation                                                      Sara Lee Corporation
Three First National Plaza
46th Floor
Chicago, IL  60602


Thomas E. Everhart                Director                                Pro-Vice-Chancellor
University of Cambridge                                                   University of Cambridge
The Old Schools
Trinity Lane
Cambridge CB2-1TN
England


                                                                          PRINCIPAL OCCUPATION, IF
                                                                          OTHER THAN AS EXECUTIVE
NAME AND BUSINESS                 POSITION WITH GENERAL                   OFFICER OF GENERAL MOTORS
ADDRESS                           MOTORS CORPORATION                      CORPORATION
-----------------                 ---------------------                   -------------------------
Charles T. Fisher III             Director                                Retired Chairman and President
100 Renaissance Center                                                    NBD Bankcorp. Inc.
Suite 3520
Detroit, MI  48243


George M.C. Fisher                Director                                Chairman and Chief Executive Officer
Eastman Kodak Company                                                     Eastman Kodak Company
343 State Street
Rochester, NY  14650


Karen Katen                       Director                                Executive Vice President,
Pfizer Pharmaceuticals Group                                              Pfizer Pharmaceuticals;
Pfizer Inc.                                                               President, U.S. Pharmaceuticals
235 East 42nd Street
New York, NY  10017-5755


J. Willard Marriott, Jr.          Director                                Chairman and Chief Executive Officer
Marriott International Inc.                                               Marriott International, Inc.
One Marriott Drive
Washington, DC  20058


Ann D. McLaughlin                 Director                                Chairman
The Aspen Institute                                                       The Aspen Institute;
1333 New Hampshire Ave., N.W.                                             President,
Suite 1070                                                                Federal City Council
Washington, DC  20036


Eckhard Pfeiffer                  Director                                President and Chief Executive Officer
Compaq Computer Corporation                                               Compaq Computer Corporation
20555 S.H. 249
Houston, TX  77070-2000


John G. Smale                     Director                                Chairman,
The Procter & Gamble Company                                              GM Executive Committee;
P.O. Box 599                                                              Retired Chairman,
Cincinnati, Ohio  45201-0599                                              The Procter & Gamble Company


Louis W. Sullivan, M.D.           Director                                President
Morehouse School of Medicine                                              Morehouse School of Medicine
720 Westview Drive S.W.
Atlanta, GA  30310-1495


Dennis Weatherstone               Director                                Retired Chairman and current director,
J.P. Morgan & Co. Inc.                                                    J.P. Morgan & Co. Inc.
60 Wall Street, 21st Floor
New York, NY  10260


                                                                          PRINCIPAL OCCUPATION, IF
                                                                          OTHER THAN AS EXECUTIVE
NAME AND BUSINESS                 POSITION WITH GENERAL                   OFFICER OF GENERAL MOTORS
ADDRESS                           MOTORS CORPORATION                      CORPORATION
-----------------                 ---------------------                   -------------------------
Thomas H. Wyman                   Director                                Former Chairman, President and Chief
The Landings                                                              Executive Officer
1 Adams Point                                                             CBS, Inc.;
Savannah, GA  31411                                                       Former Senior Advisor,
                                                                          SBC Warburg Inc.;
                                                                          Former Chairman,
                                                                          S.G. Warburg & Co.

J.T. Battenberg III               Executive Vice President and
General Motors Corporation        President of Delphi Automotive
5725 Delphi Drive                 Systems
Troy, MI  48098-2815


Louis R. Hughes                   Executive Vice President and
General Motors International      President of International
 Operations                       Operations
Postfach
CH-8152 Glattbrugg
Switzerland

J. Michael Losh                   Executive Vice President and
General Motors Corporation        Chief Financial Officer
100 Renaissance Center
Detroit, MI  48243

G. Richard Wagoner                Executive Vice President and
General Motors Corporation        President of North American
30400 Mound Road                  Operations
Warren, MI  48090-9015

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                          HUGHES COMMUNICATIONS, INC.

          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes Communications, Inc.

                                                                          PRINCIPAL OCCUPATION, IF
                                                                          OTHER THAN AS EXECUTIVE
NAME AND BUSINESS                      POSITION WITH HUGHES               OFFICER OF HUGHES
ADDRESS                                COMMUNICATIONS, INC.               COMMUNICATIONS, INC.
-----------------                      --------------------               ------------------------
Charles H. Noski                       Director                           President of Hughes Electronics
Hughes Electronics Corporation                                            Corporation
200 North Sepulveda Blvd.
El Segundo, CA  90245

Frank A. Taormina                      President
Hughes Communications, Inc.
1500 Hughes Way
Long Beach, CA  90810-9928

Patrick T. Doyle                       Senior Vice President              Vice President of Hughes Electronics
Hughes Electronics Corporation                                            Corporation
200 North Sepulveda Blvd.
El Segundo, CA  90245

Michael J. Gaines                      Senior Vice President              Controller of Hughes Electronics
Hughes Electronics Corporation                                            Corporation
200 North Sepulveda Blvd.
El Segundo, CA  90245

Scott B. Tollefsen                     Senior Vice President, General
Hughes Communications, Inc.            Counsel and Secretary
1500 Hughes Way
Long Beach, CA  90810-9928

Grant J. Beatson                       Chief Financial Officer            Vice President of Hughes
Hughes Electronics Corporation                                            Telecommunications & Space Company
200 North Sepulveda Blvd.
El Segundo, CA  90245

                                 EXHIBIT INDEX
                                 -------------

Exhibit 1.     Joint Filing Agreement, dated as of April 30, 1998.

Exhibit 2. Stock Purchase Agreement, dated as of April 30, 1998, by and among Hughes Communications, Inc., Grupo Televisa, S.A. and Satellite Company, LLC.

Exhibit 3. First Amendment to Amended and Restated Collateral Trust Agreement, dated as of April 30, 1998, by and among PanAmSat Corporation, Hughes Communications, Inc., Satellite Company, LLC, Grupo Televisa, S.A. and IBJ Schroder Bank & Trust Company.

Exhibit 4. Stock Purchase Agreement, dated as of May 1, 1998, by and among Hughes Communications, Inc., and the stockholders of PamAmSat Corporation signatory thereto.